SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     AMENDMENT NO. 1 (FINAL) TO SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  Toy Biz, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    892261108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Alan S. Cooper
                             Dickstein Partners Inc.
                         660 Madison Avenue, 16th Floor
                            New York, New York 10021
                                 (212) 754-4000
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                October 14, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 14 pages

                                  SCHEDULE 13D

CUSIP No. 892261108                                           Page 2 of 14 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN & CO., L.P.                               13-3321472
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]

                                                           (b) SEE ITEM 5
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        839,900 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          839,900 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 839,900 (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.0% (See Item 5)
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 892261108                                           Page 3 of 14 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN FOCUS FUND L.P.                           13-3746015
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]

                                                           (b) SEE ITEM 5
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        192,300 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          192,300 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 192,300 (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .7% (See Item 5)
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 892261108                                           Page 4 of 14 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]

                                                           (b) SEE ITEM 5
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        150,400 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          150,400 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 150,400 (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .5% (See Item 5)
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 892261108                                           Page 5 of 14 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS, L.P.                            13-3544838
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]

                                                           (b) SEE ITEM 5
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,032,200 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          1,032,200 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 1,032,200 (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.7% (See Item 5)
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 892261108                                           Page 6 of 14 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS INC.                             13-3537972
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]

                                                           (b) SEE ITEM 5
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,182,600 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          1,182,600 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 1,182,600 (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.3% (See Item 5)
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 892261108                                           Page 7 of 14 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MARK DICKSTEIN
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]

                                                           (b) SEE ITEM 5
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,182,600 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          1,182,600 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 1,182,600 (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.3% (See Item 5)
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  IN

                               Amendment No. 1 to

                              Schedule 13D (Final)


         This Statement amends the Schedule 13D, dated August 8, 1997 (the "Schedule 13D")filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Class A Common Stock, $.01 par value (the "Common Stock"), of Toy Biz, Inc., a Delaware corporation, (the "Company"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I.  Item  3  of  the   Schedule  13D  "SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER
CONSIDERATION," is amended and restated as follows:

         "The shares of Common Stock reported to be owned by Dickstein & Co., Dickstein Focus and Dickstein International were acquired in the open market. Giving effect to certain sales of the Common Stock made by each such entity, the total cost of the reported shares by Dickstein & Co., Dickstein Focus and Dickstein International was $11,702,297, $2,547,103 and $2,068,027,
respectively. Such costs were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business."

II. Item 4 of the Schedule 13D, "PURPOSE OF THE TRANSACTION," is amended by adding the following paragraph to the end of such item:

         "Certain of the Reporting Persons are the holders of certain senior secured indebtedness (the "Marvel Senior Debt") of Marvel Entertainment Group, Inc. ("Marvel"), a Delaware corporation that has filed for protection under Chapter 11 of the United States Bankruptcy Code. On October 14, 1997, Dickstein & Co., together with certain other holders of the Marvel Senior Debt (all holders of Marvel Senior Debt being referred to as the "Marvel Senior Debt Holders"), became parties to an agreement with the Company (the "Master Agreement"). Pursuant to the Master Agreement, among other things, Dickstein & Co. has agreed to support, in the manner provided in the Master Agreement, the plan previously proposed by the Company for the combination of the businesses of Marvel and the Company (the "Proposed Plan"). Under the Proposed Plan, among other things, (i) holders of the Marvel Senior Debt would receive cash and common and convertible preferred equity securities to be issued by the entity resulting from the combination of Marvel and the Company (the "Combined Company"), and (ii) holders of Common Stock would receive one share of common stock of the Combined Company for each share of Common Stock. The Proposed Plan is subject to numerous conditions, including approval by the bankruptcy court in the Marvel bankruptcy proceedings. The Master Agreement may be terminated, among other things, by either the Company or a majority of the Marvel Senior Debt Holders who are parties to the Master Agreement if the holders of 66 2/3% of the Marvel Senior Debt constituting a majority in number of the Marvel Senior Debt Holders (excluding certain of such holders) have not become parties to the Master Agreement by the close of business on November 14, 1997. A copy of the Master Agreement is incorporated by reference as an exhibit hereto, and the foregoing description of the Master Agreement is qualified in its entirety by reference to such exhibit.

         Stockholders of the Company holding an aggregate of 13,656,000 shares of Common Stock, or approximately 49% of the outstanding shares of Common Stock, have entered into agreements with the Marvel Senior Debt Holders who executed the Master Agreement, including Dickstein & Co. (the "Proxy and Stock Option Agreements"), pursuant to which they have agreed to support the Proposed Plan. Among other things, the Proxy and Stock Option Agreements give to an agent for those Marvel Senior Debt Holders who are parties to the Proxy and Stock Option Agreements an irrevocable proxy to vote the stockholders' shares of Common Stock in favor of the Proposed Plan. Also, the Proxy and Stock Option Agreements give those same Marvel Senior Debt Holders options to purchase the stockholders' shares of Common Stock at an exercise price of $4.00 per share, which options become exercisable in the event that the stockholders breach their obligations under the respective Proxy and Stock Option Agreements or the Company breaches the Master Agreement. The Proxy and Stock Option Agreements have termination provisions similar to the termination provisions of the Master Agreement. Copies of the Proxy and Stock Option Agreements are incorporated by reference as exhibits hereto, and the foregoing description of the Proxy and Stock Option Agreements is qualified in its entirety by reference to such exhibits.

         It is contemplated that the cash payments to be made to the Marvel Senior Debt Holders under the Proposed Plan would be funded, in part, by the issuance of convertible preferred stock by the Combined Company. Representatives of the Reporting Persons have had preliminary discussions with the Company concerning the purchase of a portion of such preferred stock."

III. Items 5(a), 5(c) and 5(e) of the Schedule 13D, "Interest in Securities of the Issuer," are amended and restated as follows:

         "(a) The Reporting Persons beneficially own an aggregate of 1,182,600 shares of Common Stock, representing approximately 4.3% of the Common Stock outstanding. Dickstein & Co. owns 839,900 of such shares, representing approximately

3.0% of the Common Stock outstanding, Dickstein Focus owns 192,300 of such shares, representing approximately .7% of the Common Stock outstanding and Dickstein International owns 150,400 of such shares, representing approximately
 .5% of the Common Stock outstanding.1

         (c) Except for the transactions set forth on Schedule II annexed hereto and Schedule II to the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

         (e) The Quarterly Report reflects the reclassification of the Company's Class B Common Stock into Common Stock. Based upon the number of outstanding shares of Common Stock reported in the Quarterly Report, the Reporting Persons have ceased to be the beneficial owner of more than 5% of the outstanding Common Stock. Accordingly, the Reporting Persons no longer have a reporting obligation under Section 13(d) of the Exchange Act with respect to the Common Stock and the Reporting Persons intend not to further amended their report on Schedule 13D to reflect changes in the facts set forth herein which may occur after the date hereof."

IV. Item 6 of the Schedule 13D "CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER" is amended and restated as follows:

         "On October 14, 1997, Dickstein & Co. became a party to the Master Agreement and the Proxy and Stock Option Agreements. See Item 4."

V. Item 7 of the Schedule 13D "EXHIBITS" is amended by adding the following exhibits:

         EXHIBIT 2: Master Agreement, dated as of October 7, 1997, by and among Toy Biz, Inc., and the secured creditors of Marvel Entertainment Group, Inc. parties thereto [incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company, dated October 16, 1997]

         EXHIBIT 3: Proxy and Stock Option Agreement, dated as of October 7, 1997, by and among Isaac Perlmutter, Isaac Perlmutter T.A. and Zib Inc. and the secured creditors of Marvel

--------
1 Percentages are based upon 27,746,127 shares of Common Stock reported outstanding as of August 1, 1997 in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (the "Quarterly Report").

                              Entertainment Group, Inc. parties thereto [incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company, dated October 16, 1997]

         EXHIBIT 4: Proxy and Stock Option Agreement, dated as of October 7, 1997, by and among Avi Arad and the secured creditors of Marvel Entertainment Group, Inc. parties thereto [incorporated by reference to
                              Exhibit 10.2 to the Current Report on Form 8-K of the Company, dated October 16, 1997]

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 16, 1997

                                 DICKSTEIN & CO., L.P.

                                 By:      Alan Cooper, as Vice President
                                          of Dickstein Partners Inc.,
                                          the general partner of
                                          Dickstein Partners, L.P., the
                                          general partner of Dickstein &
                                          Co., L.P.

                                 /s/ Alan Cooper
                                 ---------------------------------------
                                 Name:  Alan Cooper

                                 DICKSTEIN FOCUS FUND L.P.

                                 By:      Alan Cooper, as Vice President
                                          of Dickstein Partners Inc.,
                                          the general partner of
                                          Dickstein Partners, L.P., the
                                          general partner of Dickstein
                                          Focus Fund L.P.

                                 /s/ Alan Cooper
                                 ---------------------------------------
                                 Name:  Alan Cooper

                                 DICKSTEIN INTERNATIONAL LIMITED

                                 By:      Alan Cooper, as Vice President
                                          of Dickstein Partners Inc.,
                                          the agent of Dickstein
                                          International Limited

                                 /s/ Alan Cooper
                                 ---------------------------------------
                                 Name:  Alan Cooper

                                 DICKSTEIN PARTNERS, L.P.

                                 By:      Alan Cooper, as Vice President
                                          of Dickstein Partners Inc.,
                                          the general partner of
                                          Dickstein Partners, L.P.

                                 /s/ Alan Cooper
                                 ---------------------------------------
                                 Name:  Alan Cooper

                                  DICKSTEIN PARTNERS INC.

                                  By:      Alan Cooper, as Vice President

                                  /s/ Alan Cooper
                                 ---------------------------------------
                                  Name:  Alan Cooper

                                  /s/ Mark Dickstein
                                 ---------------------------------------
                                  Mark Dickstein

                                   SCHEDULE I

                             TRANSACTIONS IN COMMON
                             STOCK OF TOY BIZ, INC.

Shares Purchased by Dickstein & Co., L.P.

               Number of
                Shares          Price per                             Total
Date           Purchased          share        Commission             Cost
----           ---------          -----        ----------             ----

8/19/97          14,500         10.014          885.00             146,088.00
8/21/97           5,000          9.625          315.00              48,440.00
9/4/97            3,100          8.796          201.00              27,468.60

Shares Sold by Dickstein & Co., L.P.

               Number of
                Shares          Price per                             Total
Date             Sold            share         Commission            Proceeds
----             ----            -----         ----------            --------

8/29/97          1,000          9.3750           75.32               9,299.68

Shares Purchased by Dickstein International Limited

                Number of
                 Shares         Price per                             Total
Date            Purchased        share         Commission             Cost
----            ---------        -----         ----------             ----

8/19/97         10,200             10.014        627.00            102,769.80
8/21/97            900              9.625         69.00              8,731.50

Shares Purchased by Dickstein Focus Fund L.P.

               Number of
                Shares          Price per                            Total
Date           Purchased         share         Commission             Cost
----           ---------         -----         ----------             ----

8/19/97         27,600             10.014       1,671.00           278,057.40
8/21/97          1,100              9.625          81.00            10,668.50